No.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS  23(a), 23(b), AND 63 OF THE 1940 ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4), AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

MAIN STREET CAPITAL CORPORATION

MAIN STREET CAPITAL PARTNERS, LLC

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

All Communications, Notices and Orders to:

Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary

Main Street Capital Corporation

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

July 13, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)	APPLICATION FOR AN
	)	ORDER PURSUANT TO
MAIN STREET CAPITAL CORPORATION	)	SECTION 6(c) OF THE
MAIN STREET CAPITAL PARTNERS, LLC	)	INVESTMENT COMPANY ACT
1300 Post Oak Boulevard	)	OF 1940 GRANTING
Suite 800,	)	EXEMPTIONS FROM
Houston, Texas 77056)		SECTIONS 23(a), 23(b), AND 63
(713) 350-6000)		OF THE 1940 ACT, AND
	)	PURSUANT TO SECTIONS
	)	57(a)(4) AND 57(i) OF THE 1940
File No.	)	ACT AND RULE 17d-1 UNDER
Investment Company Act of 1940)		THE 1940 ACT AUTHORIZING
	)	CERTAIN JOINT
	)	TRANSACTIONS OTHERWISE
	)	PROHIBITED BY SECTION
	)	57(a)(4), AND PURSUANT TO
	)	SECTION 23(c)(3) OF THE 1940
	)	ACT GRANTING AN
	)	EXEMPTION FROM SECTION
23(c)

Main Street Capital Corporation (the “Company”) and Main Street Capital Partners, LLC (“Partners,” and collectively with the Company its other subsidiaries (the “Subsidiaries”), the “Applicants” ), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) granting exemptions from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 thereunder,(2) authorizing certain joint

(1)  Unless otherwise indicated, all section references herein are to the 1940 Act.

(2)  Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 23(c)(3) granting an exemption from Section 23(c).

In particular, the relief requested in this application (the “Application”) would permit the Company to: (i) issue restricted shares of its common stock as part of the compensation packages for certain of its employees and Non-Employee Directors, and certain employees of its Subsidiaries that are participants in its compensation plans (the Non-Employee Directors and employees are the “Participants” and each a “Participant”); (ii) withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock (as defined below) or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Employee Plan (as defined below); and (iii) pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted to them pursuant to the Employee Plan (a) with shares of the Company’s common stock already held by them or (b) pursuant to a net share settlement feature that allows the Company to deliver only gain shares (i.e., shares of its common stock with a fair market value (as this term is defined in the Employee Plan) equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Company’s common stock on the open market or borrow cash from third parties in order to exercise his or her options.

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with its terms and conditions.

I.                                         GENERAL DESCRIPTION OF APPLICANTS

A.                                    The Company

The Company was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act.(3)  In addition, the Company has made an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future.  The Company has a six-member board of directors (the “Board”), of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19) (the “Independent Directors”).  As of June 30, 2012, the Company had 26 employees.  The Company’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX 77056.

In connection with its initial public offering of common stock (the “IPO”), on May 11, 2007, the Company filed a registration statement on Form N-2.  This registration statement was declared effective on October 4, 2007.  Also on October 4, 2007, the Company filed a notice on Form N-54A to be subject to Sections 55 through 65 and a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.  The Company’s common stock trades on the New York

(3)  Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

Stock Exchange under the ticker symbol “MAIN.”  As of June 30, 2012, the total market value of the Company’s shares was approximately $764 million.

The Company is a principal investment firm that primarily provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies.  The Company’s portfolio investments are typically made to support management buyouts, recapitalizations, growth financings, refinancings and acquisitions of companies that operate in diverse industry sectors.  The Company seeks to partner with entrepreneurs, business owners and management teams and generally provides “one stop” financing alternatives within its lower middle market portfolio.  The Company’s lower middle market companies generally have annual revenues between $10 million and $150 million.  The Company’s middle market debt investments are in middle market businesses that are generally larger in size than its lower middle market portfolio companies.

B.                                    Partners

Partners was organized as a limited liability company under the laws of the state of Delaware on October 1, 2002.  The managers of the Investment Adviser are selected by the Company.  The Company and Partners, which is wholly owned by the Company and employs all of the Company’s executive officers, investment professionals and other employees, are subject to regulation under the Investment Advisers Act of 1940, as amended.

II.                                     RELIEF TO ISSUE RESTRICTED STOCK

A.                                    Requested Order

Applicants request an order of the Commission for relief pursuant to Sections 6(c) granting exemptions from Sections 23(a), 23(b), and 63, and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 thereunder, authorizing certain joint transactions otherwise prohibited by

Section 57(a)(4) to issue restricted shares of its common stock as part of the compensation packages for certain of its employees and directors, and certain employees of its Subsidiaries that are Participants in its compensation plans.

B.                                    The Company’s Current Incentive Compensation

The Company does not have a profit-sharing plan within the meaning of Section 57(n).  The incentive compensation discussed below is the only incentive compensation currently offered by the Company.

The Company currently has two plans in place under which it issues shares of Restricted Stock (as defined below): one plan for its Non-Employee Directors (the “Existing Director Plan”), and another plan for its employees and employees of its Subsidiaries that are Participants in its compensation plans (the “Existing Employee Plan,” together, the “Existing Plans”), as discussed in more detail below.  The Company has adopted a stock option plan within the Existing Employee Plan and, thus, has the authority to issue stock options pursuant to Section 61; however the Company has not yet issued any stock options.

The Company pays discretionary cash bonus awards to its employees annually.  The Company’s bonus program (the “Program”) is not a profit sharing plan for purposes of Section 57(n) because the compensation paid to participating employees under it is not based on the Company’s profitability.  Thus, the amount a Participant receives each year under the Program is not tied to the Company’s gross or net income, or any other indicia of the Company’s overall financial performance.  Rather, awards under the Program are discretionary cash bonus awards based on the individual performance of the recipient, based on specified performance metrics.  The total amount of awards made annually varies at the discretion of the Compensation Committee of the Board, which is comprised solely of the Non-Employee Directors, (the

“Committee”) depending on the Company’s performance and other factors that the Committee deems appropriate.  The Committee approves the total amount of the annual award and the specific bonus amounts to be paid to all senior executive officers.

C.                                    Reason for Request

1.                                       Compensation Practices in the Asset Management Industry

The Company believes that, because the market for superior investment professionals is highly competitive, the Company’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses.  While the Company recognizes that employee retention is critical for all companies, the Company also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make employee retention even more critical for the Company.  In that regard, the ability to offer equity-based compensation to its professionals, which both aligns employee behavior with shareholder interests and provides a retention tool, is vital to the Company’s future growth and success.

The Company wishes to adopt a new compensation plan providing for the periodic issuance of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions, and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the “Restricted Stock”), for its Non-Employee Directors (the “Director Plan”), as well as its employees and employees of its Subsidiaries (the “Employee Plan,” together, the “Plans”).(4)  The Plans would continue to enable the Company to offer the

(4)  The Employee Plan also provides for the grant of dividend equivalent rights (“DERs”) and other stock-based compensation.  Applicants acknowledge that the grant of DERs and other stock-based compensation requires exemptive relief from the Commission.  Applicants are not requesting such relief in this Application.

Participants compensation packages that are competitive with those offered by its competitors and other investment management businesses, which would enhance the ability of the Company and its Subsidiaries to hire and retain key senior management and other key personnel.  Ultimately, the ability of the Company to (1) identify investment opportunities in the marketplace, (2) make successful investments in and loans to its portfolio companies, and (3) provide managerial assistance to its portfolio companies, is highly dependent upon the abilities, performance records and reputations of its personnel.

2.                                       Use of Restricted Stock

The Company believes that the particular characteristics of its business, the dependence the Company has on key personnel to conduct its business effectively and the highly competitive environment that it operates in require the use of equity-based compensation for its personnel.  Retention and recruitment of the best people is vital to the future success and growth of the Company’s business and is in the best interests of the Company’s shareholders.  Appropriate compensation plans that support the Company’s objectives and align the interests of shareholders and employees are essential to long-term success in the investment business in general and critical to the Company’s business in particular.  Most of the leading asset management, private equity, and commercial finance firms in the United States provide equity-based compensation in one form or another.

The Company strongly believes that the most appropriate form of equity-based compensation that it can offer is Restricted Stock.  Relative to other forms of equity-based compensation, Restricted Stock will allow the Company to (1) develop superior alignment in business plan, shareholder interests and employee interests; (2) manage dilution associated with equity-based compensation; and (3) match the return expectations of the business more closely with its equity-based compensation plan.  The Company believes Restricted Stock will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this Application.

a.                                       Developing Alignment in Business Plan, Shareholder Interests, and Employee Interests

Alignment of a company’s business plans, its shareholders expectations and its employee compensation is an essential component of long-term business success.  Long-term business success is in the interest of the Company’s stockholders and employees.  The Company’s business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to stockholders in the form of a recurring dividend.  The Company’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers.  This income supports the payment of dividends to the Company’s shareholders equal to or greater than 98% of the Company’s taxable income.  As a taxpayer that has elected to be taxed as a RIC under Subchapter M of Chapter 1 of the Code, the Company is required to distribute to its shareholders for each taxable year at least 90% of its investment taxable income and 90% of its net tax-exempt interest income in order to maintain its tax-advantaged status.  In addition, in order to avoid assessment of an excise tax, the Company must distribute to its shareholders each calendar year an amount equal to at least the sum of:  (1) 98% of its ordinary taxable income for the year, (2) 98.2% of its capital gain net income for the one-year period ending December 31 of that calendar year, and (3) any ordinary income or capital gain net income not distributed for prior years.

This “pass through” configuration means that, assuming the Company performs successfully, the shares of the Company’s common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated.  Rather, the primary return for the Company’s shareholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price.  This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time.  A meaningful part of the Company’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

The implications of the Company’s business model, as described above, for the analysis of using Restricted Stock versus using other forms of equity-based compensation, such as stock options, are relatively clear.  Restricted Stock has intrinsic value at grant while stock options represent an arbitrage on the strike price of the option against the future value of the stock.  Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in the Company’s case, the income stream and stock appreciation.  These interests are completely aligned with those of the Company’s stockholders.  Stock option holders only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for the Company’s stockholders.  For businesses that do not have as much residual risk as the Company does, motivating rapid growth in revenues and assets, as stock options do, may make sense.  The Company’s business involves risks that may not present themselves for some period of time and quality of revenues and assets is more important than quantity.  Stock options create motivation for rapid appreciation in the stock price.  Restricted Stock does a better job of aligning the

Company’s business plans, stockholder interests and employee interests over time than do stock options.  Stock options are less effective for the Company in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the 1940 Act does not provide a mechanism for BDCs to adjust the exercise price of a stock option when a dividend is issued or to issue DERs in order to align the interests of an option holder with those of a stockholder.

b.                                      Managing Dilution

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than stock options.  Because Restricted Stock has intrinsic value, it takes fewer shares of restricted stock to generate a similar level of economic benefit to employees.  This is particularly true given the high level of dividend statutorily embedded in the Company’s business model and regulatory structure, which does not accrue to the benefit of the option holder.  In other words, the Company believes that the number of shares of Restricted Stock that it will grant will only be a fraction of the number of shares that would be subject to option were the Company to offer equivalent economic incentives through a stock option plan.

c.                                       Matching Return Expectations

Restricted Stock motivates behavior that is more consistent with the type of return expectations that the Company has established for its stockholders.  The Company’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time.  Further, the Company’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities.  To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is a better compensation tool for the Company to align employee interests with stockholder interests.  Shares of Restricted Stock that vest over time or based upon performance targets will allow the Company to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

The Company’s management and the Board, including the Committee, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of the Company’s shareholders, employees, and business.

D.                                    The Plans

The Plans, copies of which are attached to this Application as Exhibit A, authorize the issuance of shares of Restricted Stock subject to certain forfeiture restrictions.  The Plans are substantially the same as the Company’s Existing Plans, except with regard to the amount of Restricted Shares available to be granted under the Director Plan, as discussed below.  The Company’s current intention is to issue only shares of Restricted Stock; however, if the Company issues stock options in the future, it will do so pursuant to Section 61 and in compliance with the terms and conditions of this Application.  The Employee Plan will make Restricted Stock grants available to all employees at the sole discretion of the Board, upon the recommendation of the Committee.  The Board may delegate the administration of the Employee Plan, including identifying eligible employees and making grants, to the Committee or any committee or committees composed of not less than two members of the Board, each of whom will be (i) a “Non-Employee Director” for purposes of Exchange Act Section 16 and Rule 16b-3 thereunder, (ii) an “outside director” for purposes of Section 162(m) and the regulations promulgated under the Code, and each of whom shall be “independent” within the meaning of the listing standards of the New York Stock Exchange; provided that a “required majority,” as defined in Section 57(o) (the “Required Majority”),(5) must approve each issuance of Awards and DERs in accordance with Section 61(a)(3)(A)(iv).

The restrictions on the Restricted Stock may relate to continued employment or service on the Board, as the case may be (lapsing either on an annual or other periodic basis or on a “cliff” basis, i.e., at the end of a stated period of time(6)), the performance of the Company, or other restrictions deemed by the Board from time to time to be appropriate and in the best interests of the Company and its shareholders.  The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Board from time to time.  Except to the extent restricted under the terms of a Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restriction period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined, or otherwise encumbered by the Participant, except for disposition by gift, will, or intestacy.  Upon termination of a Participant’s employment or service on the Board during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited; provided that the Board may provide in any award agreement, or may determine in any individual case, that

(5)  The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

(6)  Forfeiture restrictions on awards issued under the Employee Plan may lapse on a quarterly basis over a period of several years or on an annual basis for a period of several years; restrictions that lapse on a cliff basis would lapse at the end of some other predetermined time frame, e.g., 4 years.

restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

The maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plans plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.(7) No single Participant may be granted more than 25% of the shares reserved for issuance under the Employee Plan.

The Employee Plan will be administered by the Board, unless delegated to the Committee, which will award shares of Restricted Stock to the Participants from time to time, upon the recommendation of the Committee, as part of the Participants’ compensation based on a Participant’s actual or expected performance and value to the Company.  Each issuance of Restricted Stock to employees and officers will be approved by the Required Majority of the Company’s directors on the basis that such issuance is in the best interests of the Company and its shareholders.  The Board or the Committee, as applicable, will have the responsibility to ensure that the Employee Plan is operated in a manner that best serves the interests of the Company and its shareholders.

Under the Director Plan, each Non-Employee Director will each receive a grant of up to 10,000 shares of Restricted Stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year.  Under the Existing

(7)  For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of the Company’s common stock that are issued pursuant to the Plans less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

Director Plan, the number of shares granted to each Non-Employee Director annually is the equivalent of $30,000 worth of shares taken at the market value at the close of the exchange on the date of grant.  The Director Plan will be administered by the Committee.  Each issuance of Restricted Stock to Non-Employee Directors will be approved by the Committee and a Required Majority of the Company’s directors on the basis that such issuance is in the best interests of the Company and its shareholders.  The Committee will have the responsibility to ensure that the Director Plan is operated in a manner that best serves the interests of the Company and its shareholders.  The Director Plan will not be changed following Commission approval without further Commission approval.

The Board, including the Required Majority, has determined that an appropriate compensation plan involving the issuance of Restricted Stock that supports the Company’s objectives and aligns the interests of shareholders and employees is essential to long-term success in the investment business in general and critical to the Company’s business in particular and whether it will have a clear and meaningful benefit to the Company and its shareholders.  The Board, including the Required Majority, also determined that the issuance of Restricted Stock will allow the Company to align its business plan, shareholder interests and employee interests based on the nature of the Company’s business as well as the characteristics of Restricted Stock allowing the Company’s employees to become owners of the stock with a vested interest in value maintenance the income stream and stock appreciation whose interests align with those of the Company’s stockholders.  The Board, including the Required Majority, considered, among other things, the impact of Restricted Stock grants on outside shareholders, including the impact of dilution that the Plans would have with the limit on outstanding Restricted Stock issued under the Plans and any other compensation plan of the Company of

10% of the outstanding shares of common stock of the Company on the effective date of the Plans plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

Each issuance of Restricted Stock under the Plans will be approved by the Required Majority of the Company’s directors on the basis that the issuance is in the best interests of the Company and its shareholders.  The date on which the Required Majority approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.  The Plans have been approved by the Board, including a Required Majority of the Board, and will be submitted for approval to the Company’s shareholders and will become effective upon such approval, subject to the issuance of the Order.

The Company will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent applicable to BDCs.(8)

E.                                      Applicable Law and Need for Relief

Under Section 63, the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to BDCs.  This provision would prohibit the issuance of Restricted Stock as a part of the Plans.

(8)  See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application.  Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (1) a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not interested persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (2) a Required Majority of the BDC’s directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the BDC) have determined that such sale would be in the best interests of the BDC and its shareholders; and (3) a Required Majority of the BDC’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.  Because Restricted Stock that would be granted under the Plans would not meet the terms of Section 63(2), Sections 23(b) and 63 would prevent the issuance of the Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order.  Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order.  Rule 17d-1, the analog to Section 57(a)(4) for registered investment companies, is made applicable to BDCs by Section 57(i).  Rule 17d-1 proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan.  Employees and directors of a BDC are 57(b) persons.  Thus, although a compensation plan involving grants of restricted stock is not specifically covered by Section 57(a)(4) or Rule 17d-1, the issuance of shares of the Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

F.                                      The Company’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, SBICs, and BDCs, to offer their employees equity-based compensation.   The Commission and Congress have also recognized

the need for certain types of investment companies, including closed-end investment companies and BDCs, to offer their Non-Employee Directors equity based-compensation.

The Company believes that its ability to offer equity-based compensation in the form of Restricted Stock is necessary for the Company and its Subsidiaries to attract and retain management talent and align that talent with stockholders.  Thus, the Company believes that its request for an Order is consistent with the policies and purposes underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

1.                                       Similarity to Issuances Currently Permitted under the 1940 Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).  The 1980 Amendments permit BDCs to issue to their officers, directors, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such company complied with certain conditions.(9)  The Company believes that the issuance of Restricted Stock to employees and Non-Employee Directors of the Company and its Subsidiaries, for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

The Company is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees.

(9)  See Section 61(a)(3).

Congress endowed BDCs with the ability to issue derivative securities in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980.  In the late 1970s, direct grants of stock were not a widely used form of compensation.  In fact, publications in the late 1970s indicate that it was stock options—which the 1980 Amendments made permissible for use by BDCs—that were the most widely used types of incentive compensation.(10)

2.                                       Prior Commission Orders Relating to Employee Compensation

a.                                       Orders Permitting a BDC to Issue Shares of Restricted Stock to its Employees and Directors

The Order requested herein is substantially identical to the orders the Commission issued to Harris & Harris, Inc. on April 25, 2012, to Triangle Capital Corporation on March 18, 2008, to Main Street Capital Corporation on January 16, 2008, to Hercules Technology Growth Capital, Inc. on May 23, 2007, and to MCG Capital Corporation on April 4, 2006.(11)

b.                                      Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

Prior to the order issued to MCG Capital Corporation, the important role that equity compensation can play in attracting and retaining qualified personnel had been expressly

(10)  See, “Successors to the Qualified Stock Option” Harvard Business Review (Jan./Feb. 1978) stating:  “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.”  See also, “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”

(11)  Harris & Harris Group, Inc., Release No. IC-29976 (March 3, 2012) (notice), Release No. IC-30027 (April 25, 2012) (order); Triangle Capital Corporation, Release No. IC- 28165 (February 20, 2008) (notice), Release No. IC- 28196 (March 18, 2008) (order); Main Street Capital Corporation, Release No. IC- 28082 (December 21, 2007) (notice), Release No. IC-28120 (January 16, 2008) (order); Hercules Technology Growth Capital, Inc., Release No. IC-27815 (May 2, 2007) (notice), Release No. IC-27838 (May 23, 2007) (order).  MCG Capital Corporation, Release No. IC-27258 (March 8, 2006) (notice), Release No. IC-27280 (April 4, 2006) (order).

recognized by the Commission with respect to internally-managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et. al.  In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1.  These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.(12)

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar—awarding individuals equity-based compensation for competitive purposes—and each was deemed ultimately to benefit the shareholders of the underlying investment company.  Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like the Company, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

(12)  See Baker, Fentress & Company, Release No. IC-23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al., Release No. IC-26780 (March 8, 2005) (the “Adams Express Order”).  Applicants note that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel.  Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock.  Baker Fentress and Adams Express were also granted relief to issue stock options to their independent directors.

3.                                       Similarity to Issuance Currently Permitted by Orders from the Commission for Non-Employee Directors

The 1980 Amendments also permit BDCs to issue warrants, options, and rights to purchase voting securities to Non-Employee Directors if that BDC complies with certain conditions and if the issuance to the Non-Employee Directors is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of such company or its shareholders or partners.  The Commission has approved a number of non-employee director compensation plans pursuant to Section 61(a)(3)(B).(13)

The Company believes that the issuance of Restricted Stock to Non-Employee Directors of the Company is substantially similar, for purposes of investor protection under the 1940 Act, to the issuance of warrants, options, and rights as contemplated by Section 61.  The Company further believes that the terms of its proposal are fair and reasonable and do not involve any overreaching.

The Company believes that the granting of shares of Restricted Stock to the Non-Employee Directors under the Director Plan is fair and reasonable because of the skills and experience such Non-Employee Directors provide to the Company.  Such skills and experience

(13)  See, e.g. Gladstone Capital Corporation, Release No. IC-25881 (Jan. 3, 2003) (notice), Release No. IC-25917 (Jan. 29, 2003) (order); UTEK Corporation, Release No. IC-25468 (March 20, 2002) (notice), Release No. IC-25529 (April 6, 2002) (order); Medallion Financial Corp., Release No. IC-24342 (March 17, 2000) (notice), Release No. IC-24390 (April 12, 2000) (order); Franklin Capital Corporation, Release No. IC-24254 (Jan. 18, 2000) (notice), Release No. IC-24287 (Feb. 14, 2000) (order); Elk Associations Funding Corporation, Release No. IC-23934 (Aug. 3, 1999) (notice), Release No. IC-23984 (Aug. 31, 1999) (order); Allied Capital Corporation, Release No. IC-23946 (Aug. 12, 1999) (notice), Release No. IC-24000 (Sept. 8, 1999) (order); American Capital Strategies, Release No. IC-23785 (April 14, 1999) (notice), Release No. IC-23830 (May 11, 1999) (order); Brantley Capital Corporation, Release No. IC-23766 (March 30, 1999) (notice), Release No. IC-23812 (April 28, 1999) (order); Sirrom Capital Corporation, Release No. IC-23228 (May 29, 1998) (notice), Release No. IC-23271 (June 24, 1998) (order); Equus II Incorporated, Release No. IC-22853 (Oct. 10, 1997) (notice), Release No. IC-22874 (Nov. 4, 1997) (order); Harris & Harris Group, Inc., Release NO. IC-21755 (Feb. 15, 1996) (notice), Release No. IC-21822 (March 12, 1996) (order); and Medallion Financial Corp., Release No. IC-22350 (Nov. 25, 1996) (notice), Release No. IC-22417 (Dec. 23, 1996) (order).

are necessary for the management and oversight of the Company’s investments and operations.  Furthermore, as noted above, the ability to offer its Non-Employee Directors equity-based compensation is necessary to enhance the Company’s ability to obtain and retain high quality individuals to serve on its Board.  It is also necessary to provide fair and reasonable compensation for the services and attention the Non-Employee Directors devote to the Company.  The Company’s Non-Employee Directors actively participate in service on committees of the Board, including the Compensation and Audit committees, and other aspects of corporate governance, as well as make a significant contribution to the Company’s business.

Under the Director Plan, Non-Employee Directors will each receive a grant of shares of Restricted Stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year.  Each year, up to 10,000 shares of Restricted Stock may be granted to each Non-Employee Director.  This amount reflects an increase from the amount of Restricted Stock currently authorized for grants to Non-Employee Directors under the Existing Director Plan. The purpose of the increased amount of Restricted Stock available under the Director Plan is to give the Board the ability to grant more shares to each Non-Employee Director without having to amend the Director Plan each time the Company seeks to increase the amount of shares to be granted, which in turn would require the filing of an amended application.  Under the Director Plan, each year, the Committee and then Board would consider the appropriate amount of shares of Restricted Stock to grant to each Non-Employee Director and would only authorize such grant if a Required Majority of the Board approved it.

The value of grants of Restricted Stock to Non-Employee Directors under the Director Plan, combined with other compensation such directors receive as permitted by applicable law and regulation,(14) is well within the range of reasonable director compensation in consideration of the commitments Non-Employee Directors are expected to undertake, particularly given that the ultimate value to the Participants of the shares of Restricted Stock is contingent upon the Company’s performance.  This encourages the Non-Employee Directors to devote time and attention to improving the investment performance of the Company to increase the market value of the Company’s common stock, in turn benefiting the shareholders of the Company.

The issuance of Restricted Stock to Non-Employee Directors as part of the Director Plan would permit the Company to devote more of its cash resources to additional investments.  Perhaps most importantly, however, as a method of compensation which is only of value if the Company’s stock continues to perform, such Restricted Stock awards serve the best interest of shareholders of the Company by reinforcing the alignment of the interests of the Non-Employee Directors and shareholders of the Company.  The Company believes that granting the shares of Restricted Stock will provide significant incentives for Non-Employee Directors to remain on the Board and to devote their best efforts to the success of the Company’s business in the future.  The issuance of shares of Restricted Stock will also provide a means for the Company’s Non-Employee Directors to increase their ownership interest in the Company, thereby helping to ensure a close identification of their interests with those of the Company and its shareholders.

(14)  We note that the staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable.  Statement of Staff Position, Interpretive Matters Concerning Non-Employee Directors of Investment Companies (Oct. 14, 1999).  The Company does not currently intend to rely on this staff position.  In the event that the Company does rely on this staff position, any shares issued in reliance on this staff position will be subject to the 10% limitation on outstanding Restricted Stock.

4.                                       Standards for Exemption Under Section 6(c)

Section 6(c), which governs the Company’s request for exemptive relief from Sections 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

a.                                       Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel.  The Company submits that maintaining the ability of a BDC that identifies, invests in and actively works with small- and medium-sized growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of the Company’s shareholders.  These professionals, in turn, are likely to increase the Company’s performance and shareholder value.  The Company and its Subsidiaries compete for talented personnel primarily with banks, private equity funds, and other financial services companies that are not investment companies registered under the 1940 Act.  These organizations are able to offer all types of equity-based compensation to their employees and directors, including restricted stock, and, therefore, have an advantage over the Company and its Subsidiaries in attracting and retaining highly qualified personnel.  For the Company and its Subsidiaries to compete on a more equal basis with such organizations, they must be able to attract and retain talented personnel and offer them comparable compensation packages.  Applicants acknowledge that, while awards granted under the Plans would have a dilutive effect on the shareholders’ equity in the Company, that effect would be outweighed by the anticipated benefits of the Plans to the Company and its shareholders.

The Plans will allow the Company to competitively compensate its personnel while also aligning the interests of its personnel with the success of the Company and the interests of its shareholders and preserving cash for further investment.

b.                                      Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3).  The Employee Plan will be approved by the Board in accordance with Section 61(a)(3)(A)(iv) and each grant of Restricted Stock will also be approved by the Required Majority.  Furthermore, the Plans will be submitted to shareholders for their approval or disapproval.  The proxy statement submitted to the Company’s shareholders will contain a concise “Plain English” description of the Plans and their potential dilutive effect.  If the Plans are not approved by shareholders, they will not be implemented.  Thus, the Company’s shareholders will have the opportunity to decide for themselves whether the prospective benefits offered by the Plans are worth the dilution that will result from the Plans’ operation.  The Company is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the 1934 Act requirements relating to executive compensation disclosure.  In addition, the Applicants state that the Company’s shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plans by the Company’s Board.

Based on the manner in which the Plans will be administered, the Plans will be no more dilutive than if the Company were to issue stock options, as is permitted by Section 61(a)(3).  As stated above, it is anticipated that the Committee, or the Board, upon recommendation of the Committee, generally will grant awards based on a value determined to be appropriate for a particular employee at the time of the award.  Since it takes fewer shares of Restricted Stock, as compared with stock options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an option.  Furthermore, there is a limit on the number of shares that the Company will issue under the Plans.  The Company has agreed that the maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plans plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15% of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such BDC.  The maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plans, plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.  For purposes of determining the Company’s compliance with the limits in Section 61(a)(3), the Company will treat Restricted Stock issued under the Plans as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.(15)

c.                                       Consistency with the Purposes of the 1940 Act

As indicated earlier, the Company and its Subsidiaries are at a disadvantage in competing with other financial services companies in attracting and retaining management personnel because they cannot offer shares of the Company in the form of Restricted Stock as part of a compensation plan.  The Commission recognized the problem of restricting equity compensation in 2006 when it issued an order to MCG Capital Corporation permitting essentially similar relief requested herein.

The Company is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options, and rights to purchase under Section 61(a)(3). In terms of the issuance of shares of Restricted Stock to Non-Employee Directors, the Company is merely requesting that it be allowed to issue such shares in a substantially similar manner and subject to substantially similar restrictions as the Commission has, by way of exemptive order, permitted numerous BDCs to issue warrants, options, and rights to purchase.

The Company further submits that the Plans would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i)

(15)  The Company has the authority to issue stock options pursuant to Section 61, but has not yet issued any options.  To the extent that the Company issues options in the future, it will do so in compliance with Section 61(a).

preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The Plans do not raise concerns about preferential treatment of the Company’s insiders because the Plans are bona fide compensation plans of the type that are common among corporations generally, and that are contemplated by Section 61 and approved by the Commission in the orders given to MCG Capital Corporation, Hercules Technology Growth Capital, Inc., Triangle Capital Corporation, Main Street Capital Corporation, Harris & Harris Group, Inc., Baker Fentress, and Adams Express.  The Company also asserts that the Plans would not become a means for insiders to obtain control of the Company because the maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plans plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans, and will also be limited by Section 61.

The Company further states that the Plans will not unduly complicate the Company’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors.  The Company notes that the Plans will be submitted to shareholders for their approval.  The Company represents that a concise, “plain English” description of the Plans, including their potential dilutive effect, will be provided in the proxy materials that will be submitted to shareholders.  The Company also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the 1934 Act.

The Company further notes that the Plans will be disclosed to investors in accordance with the requirements of Form N-2 for registration statements, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies.  The Company thus concludes that the Plans will be adequately disclosed to investors and appropriately reflected in the market value of the Company’s shares.

5.                                       Standards for an Order Under Rule 17d-1

Section 57(a)(4) and Rule 17d-1, made applicable to BDCs by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

a.                                       Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Plans are consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer, or employee of a BDC to acquire warrants, options, and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  The Company submits that the issuance of Restricted Stock pursuant to the Plans poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1).

b.                                      Differences in Participation

The Company’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the Plans are its directors, employees, and the employees of its Subsidiaries.  Since the Company and the employee Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable.  Likewise, the respective rights and duties of the Company and its Non-Employee Directors are different and not comparable.  However, the Company’s participation with respect to the Plans will not be “less advantageous” than that of the Participants.  The Company, either directly or indirectly, is responsible for the compensation of the Participants; the Plans are simply the Company’s chosen method of providing such compensation.  Moreover, the Plans provide the added benefit to the Company of enhancing its ability to attract and retain highly qualified personnel for both it and its Subsidiaries.  The Plans will help align the interests of the Company’s directors and employees with those of its shareholders, which will encourage conduct on the part of those directors and employees designed to produce a better return for the Company’s shareholders.

H.                                    Conditions

The Company agrees that the Order granting the requested relief will be subject to the following conditions:

1.                                       The Employee Plan will be authorized in accordance with Section 61(a)(3)(A)(iv), and each Plan will be approved by the Company’s shareholders.

2.                                       Each issuance of Restricted Stock to employees, officers and Non-Employee Directors will be approved by the Required Majority, as defined in Section 57(o), of the

Company’s directors on the basis that such issuance is in the best interests of the Company and its shareholders.

3.                                       The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plans and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to the Plans and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to the Plans and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

4.                                       The maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plans plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

5.                                       Both the full Board and the Committee will review periodically the potential impact that the issuance of Restricted Stock under the Plans could have on the Company’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plans, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Plans would not have an effect contrary to the interests of the Company’s shareholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plans.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

III.                               TAX WITHHOLDING OBLIGATIONS AND PARTICIPANTS TO PAY THE EXERCISE PRICE OF OPTIONS WITH STOCK ALREADY OWNED

A.                                     Requested Order

Applicant requests an order of the Commission for relief pursuant to Section 23(c)(3) granting an exemption from Section 23(c) to permit the Company to (i) withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Employee Plan; and (ii) pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted to them pursuant to the Employee Plan (a) with shares of the Company’s common stock already held by them or (b) pursuant to a net share settlement feature that allows the Company to deliver only gain shares (i.e., shares of its common stock with a fair market value (as this term is defined in the Employee Plan) equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Company’s common stock on the open market or borrow cash from third parties in order to exercise his or her options.  The Applicants assert that such “purchases” will be made in a manner that does not unfairly discriminate against any other holders of the shares of the Company’s common stock and that the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements.(16)

B.                                     Tax Consequences of Restricted Stock Awards

Generally, a grant under the Employee Plan of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse.(17) Such value will be the fair market value(18) of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as

(16)  See Harris & Harris Group, Inc., Release No. IC-29976 (March 3, 2012) (notice), Release No. IC-30027 (April 25, 2012) (order); Main Street Capital Corporation, Release No. IC-28726 (May 19, 2009) (notice), Release No.  IC-28768 (July 16, 2009) (order); Baker, Fentress & Company, Release No. IC-23619 (Dec. 22, 1998) (granting relief from Section 23(c) in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise”); Triangle Capital Corporation, Release No. IC-28692 (April 13, 2009) (notice), Release No. IC-28718 (May 5, 2009) (order) (granting relief from Section 23(c) in connection with withholding or purchasing shares of common stock from participants to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant); Adams Express Company, et. al., Release No. IC-26780 (March 8, 2005) (granting relief from Section 23(c) in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants”); Bando McGlocklin Capital Corporation, Release No. IC-17837 (November 1, 1990) (notice), Release No. IC-17879 (November 27, 1990) (order) (granting relief from Section 23(c) in connection with the “payment for stock options with previously acquired shares of Applicant’s Common Stock”); Association of Publicly Traded Investment Funds, Release No. IC-14541 (May 28, 1985) (notice) Release No. IC-14594 (June 21, 1985) (order) (granting relief from Section 23(c) so that “employee[s] may pay for the stock to be received upon the exercise of an option with stock of the Fund”); and In the Matter of XSource, Inc., Release No. IC-24596 (August 11, 2000) (notice) and Release No. IC-24634 (September 6, 2000) (order) (granting relief from Section 23(c) to permit the company to “purchase shares of its common stock from Participants in the Plan in connection with the exercise of an Option”).

(17)  On the date any Restricted Stock vests, such vested shares of Restricted Stock are released to the Participant and are available for sale or transfer, and the value of the vested shares is deemed to be compensation for a Participant. Under the Code and applicable IRS regulations, any compensation income recognized by an employee generally is subject to federal withholding for income and employment tax purposes.

(18)  The Employee Plan defines the term “fair market value” by reference to the regulations promulgated by the Internal Revenue Service (the “IRS”) under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Consistent with Section 409A, the Company has and will continue to use the closing sales price of its shares of common stock on the New York Stock Exchange (or any other primary exchange on which its shares of common stock may be traded in the future) as “fair market value” for all purposes under the Employee Plan. No transaction will be conducted pursuant to this order on days when there are no reported market transactions involving the Company’s shares.

ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. In accordance with applicable regulations of the IRS, the Company requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

C.                                    Tax Consequences of Stock Option Award

There are two types of stock options, classified by their tax status: Non-Qualified Stock Options (“NQSOs”) and Incentive Stock Options (“ISOs”).

Non-Qualified Stock Options

NQSOs granted under the Employee Plan will not be taxable to a recipient at the time of grant. Upon the exercise of a NQSO, the amount by which the fair market value(19) of the shares of the Company’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of the Company’s common stock received upon exercise of the NQSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the

(19)  See Footnote No. 18 above.

holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

Incentive Stock Options

A recipient of an ISO under the Employee Plan will not generally recognize any taxable income for U.S. federal income tax purposes upon receipt of an ISO or, generally, at the time of exercise of an ISO, except possibly under the alternative minimum income tax rules. If the recipient exercises an ISO and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the ISO or within one year after the shares are transferred to the recipient of the option), the recipient receives long-term capital gains treatment on the difference between the price for which the recipient of the ISO sells the shares of the Company’s common stock and his or her tax basis in the shares (generally, the amount paid upon exercise of such options). In the event of a disqualifying disposition, the difference between the fair market value(20) of the shares of common stock received on the date of exercise and the exercise price will generally be treated as ordinary income in the year of disposition. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income, if applicable.

D.                                    Legal Analysis

1.                                       Section 23(c)

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits BDCs from purchasing any securities of which they are the issuer except in the open market,

(20)  See Footnote No. 18 above.

pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No SEC rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Company and the Participants described in this Application with respect to the Employee Plan constitute “purchases” by the Company of its own securities, Section 23(c) would prohibit these transactions.

2.                          Standard for Exemptive Relief

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Company and the Participants described in this Application with respect to the Employee Plan may entail “purchases” by the Company of its own securities within the meaning of Section 23(c). However, the Applicants submit that any such purchases will be made in a manner that does not unfairly discriminate against the Company’s other stockholders.

In that regard, the Company has and will continue to use the closing sales price of its shares of common stock on the New York Stock Exchange (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Employee Plan (i.e., the public market price on the date of vesting of Restricted Stock, the date of exercise of NQSOs, the date of exercise of ISOs and the date of a disqualifying disposition (as described above) with respect to ISOs). Because all of the transactions between the Company and the Participants described in this Application with respect to the Employee Plan will take place at the public market price for the Company’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the New York Stock Exchange. Moreover, these transactions may be made only as permitted by the Employee Plan, which will be approved by the Company’s stockholders at the 2013 Annual Meeting. These transactions permit Applicants to deliver only gain shares or shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Employee Plan. The resulting reduction in dilution using these transactions should benefit all of the Company’s stockholders. Finally, without the relief sought hereby, the Applicants’ executives and employees may be forced to sell in the open market a portion of the non-cash awards that vest or are delivered under the Employee Plan to satisfy their tax withholding obligations. A large influx of Company shares into the open market over a short period of time would not be beneficial to the Company’s stockholders. Moreover, the withholding provisions in the Employee Plan do not raise concerns about preferential treatment of the Company’s insiders because the Employee Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options.

In light of the foregoing, the Company believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the SEC with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. The Company believes that its request for an Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c).

3.                                       Precedent

As mentioned above, the SEC has previously granted exemptive relief from Section 23(c) to closed-end investment companies in substantially similar circumstances.(21) In particular, in the Baker Fentress Order, the SEC granted Baker Fentress exemptive relief from Section 23(c) in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise.”(22) Baker Fentress sought such relief for stock options to be issued pursuant to an equity compensation plan that provided that:

The Committee will determine the time or times at which or the circumstances under which a stock option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed paid (i.e., when a Participant is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate; the Participant and attest to the “deemed delivery” of his/her stock certificates), the form of such payment (which may include cash, stock, other Awards or other property . . . . (Emphasis added.)

More recently, the SEC issued similar orders granting (i) Triangle Capital Corporation (“Triangle”) exemptive relief from Section 23(c) in connection with withholding or purchasing

(21)  See Footnote No. 16 above.

(22)  See Footnote No. 12 above.

shares of Triangle’s common stock from participants under an equity compensation plan to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of Triangle’s common stock already held by the participant,(23) and (ii) Adams Express Company and Petroleum and Resources Corporation (collectively, “Adams Express”) exemptive relief from Section 23(c) in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants.”(24) Each of Triangle and Adams Express sought such relief for restricted stock and/or stock options to be issued pursuant to equity compensation plans that contained provisions substantially similar to the provision set forth in the immediately preceding paragraph.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements, including the orders issued to Baker Fentress, Triangle and Adams Express discussed above, Applicants respectfully request that the SEC grant the exemptive relief requested by this Application.

In addition, it is important to highlight that stock withholding provisions and the other provisions contained in the Employee Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which the Company competes for personnel resources.

4.                                       Request for Relief

Because this Application satisfies the conditions specified in Section 23(c)(3), the Applicants hereby request that the SEC grant this Application and issue the requested Order.

(23)  Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (April 13, 2009) (notice) and 28718 (May 5, 2009) (order).

(24)  Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005).

IV.                                PROCEDURAL MATTERS

A.                                    Communications

Please address all communications concerning this Application and the Notice and Order to:

Jason B. Beauvais
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary

Main Street Capital Corporation

1300 Post Oak Boulevard

Suite 800,

Houston, Texas 77056

(713) 350-6000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

B.                                    Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on June 14, 2012.  The Board also authorized the filing of the Application on behalf of Partners.   A copy of the resolution then adopted by the Company’s Board is attached as Exhibit C.  Such authorization still remains in effect.

Applicants have caused this Application to be duly signed on their behalf on the 13th day of July, 2012.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Chief Executive Officer

MAIN STREET CAPITAL PARTNERS, LLC

By:	/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Senior Managing Director

EXHIBIT A

Form of Equity Incentive Plan

MAIN STREET CAPITAL CORPORATION

2013 EQUITY INCENTIVE PLAN

1.                                      PURPOSE.

(A)                              General Purpose.  The Plan has been established to advance the interests of Main Street Capital Corporation (the “Company”) by providing for the grant of Awards to Participants.

(B)                                Available Awards.  The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Incentive Stock Options, Non-statutory Stock Options, Dividend Equivalent Rights, Other Stock-Based Awards or Performance Awards.

(C)                                Eligible Participants.  All Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a subsidiary of the Company.

2.                                      DEFINITIONS.

(A)                              “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(B)                                “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Reg. § 1.414(c)-2. The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

(C)                                “Award” means an award of Restricted Stock, Incentive Stock Options, Non-statutory Stock Options, Dividend Equivalent Rights, Other Stock-Based Awards or Performance Awards granted pursuant to the Plan.

(D)                               “Board” means the Board of Directors of the Company.

(E)                                 “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code

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shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.

(F)                                 “Commission” means the Securities and Exchange Commission.

(G)                                “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3(C).

(H)                               “Company” means Main Street Capital Corporation, a Maryland corporation.

(I)                                    “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee or Employee Director.

(J)                                   “Change in Control” means an event set forth in any one of the following paragraphs:

(i)                                     any “person” or group (as defined in Section 3(a)(9) of the Exchange Act, and as modified in Section 13(d) and 14(d) of the Exchange Act), together with their affiliates and associates (both as defined in Rule 12b-2 under the Exchange Act) other than (i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company or any of its subsidiaries, or the trustee or other fiduciary holding securities under any such employee benefit plan, (iii) a company owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities by the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 30% of combined voting power of the voting securities of the Company then outstanding; or

(ii)                                  individuals who, as of the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition of Change in Control, any individual becoming a director subsequent to the effective date of the Plan whose appointment or nomination for election to the Board was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)                               the consummation of any merger, reorganization, business combination or consolidation of the Company or one of its subsidiaries (a “Business Combination”) with or into any other entity, other than a merger, reorganization, business combination or consolidation a result of which (or immediately after which) the holders of the voting securities of the Company outstanding immediately prior thereto holding securities would represent immediately after such merger, reorganization, business combination or

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consolidation more than a majority of the combined voting power of the voting securities of the Company or the surviving entity or the parent of such surviving entity; or

(iv)                              the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition if the holders of the voting securities of the Company outstanding immediately prior thereto hold securities immediately thereafter which represent more than a majority of the combined voting power of the voting securities of the acquirer, or parent of the acquirer, of such assets; or

(v)                                 the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(K)                               “Dividend Equivalent Rights” has the meaning set forth in Section 13.

(L)                                 “Effective Date” has the meaning set forth in Section 16.

(M)                            “Employee” means any person employed by the Company or an Affiliate.

(N)                               “Employee Director” means a member of the Board of Directors of the Company who is also an Employee of the Company.

(O)                               “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(P)                                 “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

(Q)                               “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(R)                                “Non-Employee Director Plan” means the 2013 Non-Employee Director Restricted Stock Plan, as from time to time amended and in effect.

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(S)                                 “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.

(T)                                “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

(U)                               “Other Stock-Based Award” means an Award described in Section 9 of this Plan that is not covered by Section 7 or 8.

(V)                                “Participant” means a person to whom an Award is granted pursuant to the Plan.

(W)                           “Performance Award” means an Award made pursuant to this Plan that is subject to the attainment of one or more performance goals.

(X)                               “Performance Goal” means a standard established by the Committee to determine in whole or in part whether a Qualified Performance Award shall be earned.

(Y)                                “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.

(Z)                                “Plan” means this 2013 Equity Incentive Plan, as from time to time amended and in effect (and together with the Non-Employee Director Plan, the “Plans”).

(AA)                    “Qualified Performance Award” means a Performance Award made to a Participant who is an Employee that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code, as described in Section 10(B) of the Plan.

(BB)                        “Restricted Stock” means an award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

(CC)                        “Securities Act” means the Securities Act of 1933, as amended.

(DD)                      “Stock” means the common stock of the Company, par value $.01 per share.

3.                                      ADMINISTRATION.

(A)                              Administration by Board.  The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C).

(B)                                Powers of the Board.  The Board shall have the power, subject to the express provisions of the Plan and applicable law:

To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an

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Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person.

To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

To amend the Plan or an Award as provided in Section 14.

To terminate or suspend the Plan as provided in Section 15.

Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.

(C)                                Delegation to Committee.  The Board may delegate the administration of the Plan to a Committee or Committees composed of not less than two members of the Board, each of whom shall be (i) a “Non-Employee Director” for purposes of Section 16 of the Exchange Act and Rule 16b-3 thereunder, (ii) an “outside director” for purposes of Section 162(m) and the regulations promulgated under the Code, and each of whom shall be “independent” within the meaning of the listing standards of the New York Stock Exchange, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards and Dividend Equivalent Rights in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (c), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan, unless such actions are prohibited by the condition of exemptive relief obtained from the Commission.

(D)                               Effect of the Board’s Decision.  Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4.                                      AWARD AGREEMENTS.

All Awards granted under the Plan will be evidenced by an agreement.  The agreement documenting the Award shall contain such terms and conditions as the Board shall deem advisable.  Agreements evidencing Awards made to different participants or at different times need not contain similar provisions.  In the case of any discrepancy between the terms of the Plan and the terms of any Award agreement, the Plan provisions shall control.

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5.                                      SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.

(A)                              Share Reserve.  The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to grants of Restricted Stock or Other Stock-Based Awards or the exercise of Options is four million (4,000,000) shares.

(B)                                Reversion of Shares to the Share Reserve.  If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan. Any shares of Stock used for tax withholding shall not revert to or again become available for issuance under the Plan.

(C)                                Type of Shares.  The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.

(D)                               Limits on Individual Grants.  The maximum number of shares of Stock for which any Employee or Employee Director may be granted Awards in any calendar year is five hundred thousand (500,000) shares.

(E)                                 Limits on Grants of Restricted Stock.  The combined maximum amount of Restricted Stock that may be issued under the Plans and any other compensation plan of the Company will be 10% of the outstanding shares of Stock on the effective date of the Plans plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.

(F)                                 No Grants in Contravention of 1940 Act.  At all times during such periods as the Company qualifies as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate the 1940 Act, including, without limitation, Section 61(a)(3), and, if otherwise approved for grant, shall be void and of no effect.

(G)                                Limits on Number of Awards.  The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan, the Non-Employee Director Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan, the Non-Employee Director Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan, the Non-Employee Director Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

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(H)                               Date of Award’s Grant.  The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.

6.                                      ELIGIBILITY.

All Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a subsidiary of the Company.  By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.

7.                                      OPTION PROVISIONS.

Each Option shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)                              Time and Manner of Exercise.  Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in a form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.

(B)                                Exercise Price of an Option.  The exercise price for each Option shall not be less than the closing stock price on the New York Stock Exchange on the date of grant (or the price on such other national securities exchange on which the stock is traded if the stock is not traded on the New York Stock Exchange on date of grant).  If the stock is not traded on any national securities exchange on the date of grant, the exercise price will not be less than the net asset value of a share of stock, as determined by the Board in good faith, on the date of grant.  If the exercise price as so determined would be less than the “fair market value” of the Stock within the meaning of the regulations under Section 409A of the Code, then the Options shall not be granted.  In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the current market value determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. No such Stock Option, once granted, may be repriced other than in accordance with the 1940 Act and the applicable stockholder approval requirements of

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the New York Stock Exchange, and in a manner that would continue to exclude the option from being subject to Section 409A of the Code.

(C)                                Consideration.  The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) through a net-settlement, using shares of Stock received in the Option exercise or other shares of Stock owned by the Participant, (iv) by such other means of payment as may be acceptable to the Board, or (v) in any combination of the foregoing permitted forms of payment.

(D)                               Transferability of an Incentive Stock Option.  An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(E)                                 Transferability of a Non-statutory Stock Option.  A Non-statutory Stock Option shall not be transferable except by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.

(F)                                 Limitation on Repurchase Rights.  If an Option gives the Company the right to repurchase shares of Common Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with the 1940 Act.

(G)                                Exercisability.  The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable. Notwithstanding the foregoing, vesting shall take place at the rate of at least 20% per year over not more than five years from the date the award is granted, subject to reasonable conditions such as continued employment; provided, however, that options may be subject to such reasonable forfeiture conditions as the Board may choose to impose.  With respect to Awards granted as Incentive Stock Options, to the extent that the aggregate fair market value of the shares of Stock with respect to which such Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Non-statutory Stock Options. For purposes of this Section 7(G), Incentive Stock Options will be taken into account in the order in which they were granted.

(H)                               Termination of Continuous Service.  Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):

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•                  if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(H)(i), and will thereupon terminate; and

•                  if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.

8.                                      RESTRICTED STOCK PROVISIONS.

Each grant of Restricted Stock shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:

(A)                              Consideration.  To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.

(B)                                Transferability of Restricted Stock.  Except as the Board otherwise expressly provides, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.

(C)                                Vesting.  The Board may determine the time or times at which shares of Restricted Stock will vest.

(D)                               Termination of Continuous Service.  Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will thereupon terminate and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.  The Board may provide in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

9.                                      OTHER STOCK-BASED AWARDS.

The Board shall have the authority to determine the Participants who shall receive an Other Stock-Based Award, which shall consist of any right that is (i) not an Award described in Sections 7 or 8 above and (ii) an Award of Shares or an Award denominated or payable in,

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valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Board to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award agreement, the Board shall determine the terms and conditions of any such Other Stock-Based Award.

10.                               PERFORMANCE AWARD.

Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award.  The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Board or Committee administering the Plan (the “Plan Administrator”).  The Plan Administrator shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Employee and/or the portion that may be exercised.

(A)                              Non-qualified Performance Awards.  Performance Awards granted to Employees that are not intended to qualify as qualified performance based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Plan Administrator or its delegate shall determine.

(B)                                Qualified Performance Awards.  Performance Awards granted to Employees under the Plan that are intended to qualify as qualified performance based compensation under Section 162(m) of the Code shall be granted, paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Plan Administrator prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain.  A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met.  Such a Performance Goal may be based on one or more business criteria that apply to the Employee, one or more business segments, units, or divisions of the Company, or the Company as a whole, and if so desired by the Plan Administrator, by comparison with a peer group of companies.  A Performance Goal may include one or more of the following:

•                  Stock price measures (including but not limited to growth measures and total stockholder return);

•                  Net Investment Income or Net Realized Income per share (actual or targeted growth);

•                  Economic value added (“EVA”);

•                  Net Investment Income or Net Realized Income measures;

•                  Dividend and Dividends per share measures;

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•                  Cash flow and liquidity measures;

•                  Return measures (including but not limited to return on capital employed, return on equity, return on investment and return on assets);

•                  Operating measures (including but not limited to productivity, efficiency, and scheduling measures); or

•                  Expense targets (including but not limited to funding and development costs and general and administrative expenses).

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria).  In interpreting Plan provisions applicable to Performance Goals and Qualified Performance Awards, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), as to grants to those Employees whose compensation is, or is likely to be, subject to Section 162(m) of the Code, and the Plan Administrator in establishing such goals and interpreting the Plan shall be guided by such provisions.  Prior to the payment of any compensation based on the achievement of Performance Goals, the Plan Administrator must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied.  Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Plan Administrator.

11.                               MISCELLANEOUS.

(A)                              Acceleration.  The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.

(B)                                Stockholder Rights.  No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option unless and until such Award has been delivered to the Participant or other person upon exercise of the Award. Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award including, without limitation, voting rights and the right to receive dividends.

(C)                                No Employment or Other Service Rights.  Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of an Employee Director (if the Participant is an Employee Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the

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Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.

(D)                               Legal Conditions on Delivery of Stock.  The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

(E)                                 Withholding Obligations.  Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange.  The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes.  The Plan Administrator may also permit withholding to be satisfied by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required.  If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value when the tax withholding is required to be made.

(F)                                 Section 409A.  Awards under the Plan are intended either to qualify for an exemption from Section 409A or to comply with the requirements thereof, and shall be construed accordingly.

12.                               ADJUSTMENTS UPON CHANGES IN STOCK.

(A)                              Capitalization Adjustments.  In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 5(A) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 5(D) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of

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Incentive Stock Options under Section 422 of the Code, the performance-based compensation rules of Section 162(m), and continued exclusion from or compliance with Section 409A of the Code, where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Commission or written confirmation from the staff of the Commission that the Company may do so.

(B)                                Change in Control.  Except as otherwise provided in an Award, in the event of a Change in Control in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Change in Control on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Change in Control following vesting or exercise, and the Award will terminate upon consummation of the Change in Control.

13.                               DIVIDEND EQUIVALENT RIGHTS.

The Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions (“Dividend Equivalent Rights”) with respect to Stock subject to an Award; provided, however, that grants of Dividend Equivalent Rights must be approved by order of the Commission. The Board may impose such terms, restrictions and conditions on Dividend Equivalent Rights, including the date such rights will terminate, as it deems appropriate, and may terminate, amend or suspend such Dividend Equivalent Rights at any time without the consent of the Participant or Participants to whom such Dividend Equivalent Rights have been granted, if any.

14.                               AMENDMENT OF THE PLAN AND AWARDS.

The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

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15.                               TERMINATION OR SUSPENSION OF THE PLAN.

(A)                              Plan Term.  The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is later. Notwithstanding the termination of the Plan, Awards granted prior to termination of the Plan shall continue to be effective and shall be governed by the Plan.  No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(B)                                No Impairment of Rights.  Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.

16.                               EFFECTIVE DATE OF PLAN.

The Plan shall become effective upon approval by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock or the grant of Dividend Equivalent Rights unless the Company has received an order of the Commission that permits such Award or grant (the “Effective Date”).

17.                               1940 ACT.

No provision of this Plan is intended to contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

18.                               INFORMATION RIGHTS OF PARTICIPANTS.

The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.

19.                               SEVERABILITY.

If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.

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20.                               OTHER COMPENSATION ARRANGEMENTS.

The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a person bonuses or other compensation in addition to Awards under the Plan.

21.                               WAIVER OF JURY TRIAL.

By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

22.                               LIMITATION ON LIABILITY.

Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 22 shall limit the ability of the Board or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

23.                               GOVERNING LAW.

The Plan and all Awards and actions hereunder shall be governed by the laws of the state of Texas, without regard to the choice of law principles of any jurisdiction.

Adopted:                 , 2013; Effective:                  , 2013

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Form of Non-Employee Director Restricted Stock Plan

MAIN STREET CAPITAL CORPORATION

2013 NON-EMPLOYEE DIRECTOR RESTRICTED STOCK PLAN

1. PURPOSE OF THE PLAN

The purpose of this Restricted Stock Plan (this “Plan”) is to advance the interests of Main Street Capital Corporation (the “Company”) by providing to members of the Company’s Board of Directors who are not employees of the Company (“Non-Employee Directors”) additional incentives, to the extent permitted by law, to exert their best efforts on behalf of the Company, and to provide a means to attract and retain persons of outstanding ability to the service of the Company. It is recognized that the Company’s efforts to attract or retain these individuals will be facilitated with this additional form of compensation.

2. ADMINISTRATION

This Plan shall be administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (“Board”), which is comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “Act”). The Committee shall interpret this Plan and, to the extent and in the manner contemplated herein, shall exercise the discretion reserved to it hereunder. The Committee may prescribe, amend and rescind rules and procedures relating to this Plan and make all other determinations necessary for its administration. The decision of the Committee on any interpretation of this Plan or administration hereof, if in compliance with the provisions of the Act and regulations promulgated thereunder, shall be final and binding with respect to the Company and the Non-Employee Directors.

3. SHARES SUBJECT TO THE PLAN

The shares subject to this Plan shall be shares of the Company’s common stock, par value $0.01 per share (“Shares”). Subject to the provisions hereof concerning adjustment, the total number of shares that may be awarded as restricted shares under this Plan shall not exceed 400,000 Shares. Any Shares that were granted pursuant to an award of restricted stock under this Plan but that are forfeited pursuant to the terms of the Plan or an award agreement shall again be available under this Plan. Shares used for tax withholding shall not again be available under this Plan.  Shares may be made available from authorized, un-issued or reacquired stock or partly from each.

4. AWARDS

(A) Non-Employee Directors. Non-Employee Directors will each receive a grant of shares of restricted stock at or about the beginning of each one-year term of service on the Board, for which forfeiture restrictions will lapse at the end of that year; provided that the Board may provide in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted stock will be waived in whole or in part in the event of terminations resulting from any cause, and the Board may in other cases waive in whole or in part the forfeiture of restricted stock.  Up to 10,000 shares of restricted stock may be granted to each Non-Employee Director each year.

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(B) Award Agreements. All restricted stock granted under this Plan will be evidenced by an agreement. The agreement documenting the award of any restricted stock granted pursuant to this Plan shall contain such terms and conditions as the Committee shall deem advisable, including but not limited to the lapsing of forfeiture restrictions. Agreements evidencing awards made to different participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of this Plan and the terms of any award agreement, the Plan provisions shall control.

(C)  Stockholder Rights.  Holders of restricted stock shall have all the rights of a holder upon issuance of the restricted stock award including, without limitation, voting rights and the right to receive dividends.

5. LIMITATIONS ON RESTRICTED STOCK AWARDS

Grants of restricted stock awards shall be subject to the following limitations:

(A) The total number of shares that may be outstanding as restricted shares under all of the Company’s compensation plans shall not exceed ten (10) percent of the total number of Shares outstanding on the effective date of the Plan and the Company’s 2013 Equity Incentive Plan (together, the “Plans”) plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plans.

(B) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty-five (25) percent of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed fifteen (15) percent of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty (20) percent of the outstanding voting securities of the Company.

6. TRANSFERABILITY OF RESTRICTED STOCK

While subject to forfeiture provisions, restricted stock shall not be transferable other than to the spouse or lineal descendants (including adopted children) of the participant, any trust for the benefit of the participant or the benefit of the spouse or lineal descendants (including adopted children) of the participant, or the guardian or conservator of the participant (“Permitted Transferees”).

7. EFFECT OF CHANGE IN STOCK SUBJECT TO THE PLAN

(A)      Capitalization Adjustments.  In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares that may be delivered under this Plan, to the maximum per-participant share limit, and will also

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make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted and any other provision of awards affected by such change. To the extent consistent with continued exclusion from or compliance with Section 409A of the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect, and other applicable law, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of awards granted hereunder.

(B)        Change in Control.  Except as otherwise provided in an award, in the event of a Change in Control (as defined below) in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding awards, or for the grant of new awards in substitution therefor, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the award, each award will become fully vested or exercisable prior to the Change in Control on a basis that gives the holder of the award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Change in Control following vesting or exercise, and the award will terminate upon consummation of the Change in Control.

A “Change in Control” means an event set forth in any one of the following paragraphs:

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(i)                         any “person” or group (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”), and as modified in Section 13(d) and 14(d) of the Exchange Act), together with their affiliates and associates (both as defined in Rule 12b-2 under the Exchange Act) other than (i) the Company or any of its subsidiaries, (ii) any employee benefit plan of the Company or any of its subsidiaries, or the trustee or other fiduciary holding securities under any such employee benefit plan, (iii) a company owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company or (iv) an underwriter temporarily holding securities pursuant to an offering of such securities by the Company, becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 30% of combined voting power of the voting securities of the Company then outstanding; or

(ii)                      individuals who, as of the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that for purposes of this definition of Change in Control, any individual becoming a director subsequent to the effective date of the Plan whose appointment or nomination for election to the Board was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an election contest with respect to the election or removal of directors or other solicitation of proxies or consents by or on behalf of a person other than the Board; or

(iii)                   the consummation of any merger, reorganization, business combination or consolidation of the Company or one of its subsidiaries (a “Business Combination”) with or into any other entity, other than a merger, reorganization, business combination or consolidation a result of which (or immediately after which) the holders of the voting securities of the Company outstanding immediately prior thereto holding securities would represent immediately after such merger, reorganization, business combination or consolidation more than a majority of the combined voting power of the voting securities of the Company or the surviving entity or the parent of such surviving entity; or

(iv)                  the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition if the holders of the voting securities of the Company outstanding immediately prior thereto hold securities immediately thereafter which represent more than a majority of the combined voting power of the voting securities of the acquirer, or parent of the acquirer, of such assets; or

(v)                     the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a “Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or

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substantially all of the assets of the Company immediately following such transaction or series of transactions.

8. MISCELLANEOUS PROVISIONS

(A) The Committee is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan.

(B) The granting of any award under the Plan shall not impose upon the Company any obligation to appoint or to continue to appoint as a director or employee any participant, and the right of the Company and its subsidiaries to terminate the employment of any employee, or service of any director, shall not be diminished or affected by reason of the fact that an award has been made under the Plan to such participant.

(C)  The Company may make such provisions as it deems appropriate to withhold any taxes the Company determines it is required to withhold with respect to any award.

(D)  The Plan and all awards and actions taken hereunder shall be governed by the laws of the state of Texas, without regard to the choice of law principles of any jurisdiction.

9. AMENDMENT AND TERMINATION

(A)  The Board may modify, revise or terminate this Plan at any time and from time to time, subject to applicable requirements in (a) the Company’s articles of incorporation or by-laws and (b) applicable law and orders. The Board shall seek stockholder approval of any action modifying a provision of the Plan where it is determined that such stockholder approval is appropriate under the provisions of (a) applicable law or orders, or (b) the Company’s articles of incorporation or by-laws.

(B)  Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is later. Notwithstanding the termination of the Plan, awards granted prior to termination of the Plan shall continue to be effective and shall be governed by the Plan.

10. EFFECTIVE DATE OF THE PLAN

The Plan shall become effective upon the latest to occur of (1) adoption by the Board, and (2) approval of this Plan by the shareholders of the Company; provided, however, that the Plan shall not be effective with respect to any award to a Non-Employee Director unless the Company has received an order from the Securities and Exchange Commission that permits such award.

Adopted:                 , 2013; Effective:                 , 2013

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EXHIBIT B

Verification Required by Rule 0-2(d)

VERIFICATION

The undersigned states that he has duly executed the attached Application for and on behalf of Main Street Capital Corporation and Main Street Capital Partners; that he is Chief Executive Officer of Main Street Capital Corporation and Senior Managing Director of Main Street Capital Partners, LLC; and that all action by directors, partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Chief Executive Officer of Main Street Capital Corporation
Senior Managing Director of Main Street Capital Partners, LLC
Date:	July 13, 2012

EXHIBIT C

Resolutions of the Board of Directors

RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

FURTHER RESOLVED, that the officers of the Company shall be, and each of them hereby is, authorized and empowered, on behalf of the Company as the sole member of Main Street Capital Partners, LLC, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Exchange Act, the 1940 Act, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of Main Street Capital Partners, LLC as are duly authorized.